September 12, 2008

Mail Stop 4561

Mr. Brian Neill
Chief Financial Officer
Medical Connections Holdings, Inc.
2300 Glades Road, Suite 202E
Boca Raton, FL 33431

>   **Re: Medical Connections Holdings, Inc. (the "Company")**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **File No. 333-72376**

Dear Mr. Neill:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Daniel L. Gordon
                              Branch Chief